
03057510

FORM 6-K


RECD S.E.C.
MAY - 5 2003
1086

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

P.E. 5/1/03

For the month of May 2003 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange Coca-Cola FEMSA, S.A. de C.V. for the twelve months and quarter ended March 31, 2003. It contains the following tables:

- Declaration from the Company Officials Responsible for the Information
- Integration of the Paid Social Capital Stock
- Consolidated Financial Statement
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Directors' Report
- Notes to the Financial Statement
- Relations of Shares Investments
- Property, Plant and Equipment
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product
- Schedule for the Determination of the Net Fiscal Earnings Account
- Schedule for the Determination of the Net Fiscal Earnings Account Reinvested
- Integration of the Paid Capital Stock
- General Financial and Other Data

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. HECTOR TREVIÑO GUTIERREZ **DIRECTOR ADMINISTRATIVO Y DE FINANZAS**	**C.P. RAMON GARCIA ALEGRE** **DIRECTOR ADMINISTRATIVO**

MEXICO, D.F., AT APRIL 30 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		10	726,750,000		726,750,000		322,958	
D		10	427,500,000			427,500,000	189,975	
L		10	270,750,000			270,750,000	120,317	
TOTAL			**1,425,000,000**	**0**	**726,750,000**	**698,250,000**	**633,250**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,425,000,000
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** Quarter: **1** Year: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	17,436,943	100	15,285,682	100
2	**CURRENT ASSETS**	8,913,965	51	6,703,733	44
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	6,792,308	39	4,835,305	32
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	386,261	2	496,299	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	229,428	1	248,468	2
6	INVENTORIES	1,217,196	7	1,045,487	7
7	OTHER CURRENT ASSETS	288,772	2	78,174	1
8	**LONG-TERM**	120,913	1	173,881	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	120,913	1	173,881	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	7,215,002	41	7,129,760	47
13	PROPERTY	792,344	5	762,619	5
14	MACHINERY AND INDUSTRIAL	9,358,083	54	9,304,167	61
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,337,877	19	3,286,904	22
17	CONSTRUCTION IN PROGRESS	402,452	2	349,878	2
18	**DEFERRED ASSETS (NET)**	1,187,063	7	1,278,308	8
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	7,591,812	100	7,172,231	100
21	**CURRENT LIABILITIES**	2,932,250	39	2,788,386	39
22	SUPPLIERS	1,642,667	22	1,130,394	16
23	BANK LOANS	107,888	1	100,227	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	462,386	6	301,248	4
26	OTHER CURRENT LIABILITIES	719,309	9	1,256,517	18
27	**LONG-TERM LIABILITIES**	3,268,663	43	2,891,466	40
28	BANK LOANS	3,268,663	43	2,891,466	40
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	819,742	11	911,731	13
32	**OTHER LIABILITIES**	571,157	8	580,648	8
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	9,845,131	100	8,113,451	100
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	9,845,131	100	8,113,451	100
36	**CONTRIBUTED CAPITAL**	4,089,974	42	4,089,974	50
37	PAID-IN CAPITAL STOCK (NOMINAL)	633,250	6	633,250	8
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,767,588	18	1,767,588	22
39	PREMIUM ON SALES OF SHARES	1,689,136	17	1,689,136	21
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	5,755,157	58	4,023,477	50
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,031,708	92	6,243,287	77
43	REPURCHASE FUND OF SHARES	400,000	4	400,000	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(4,147,242)	(42)	(3,407,800)	(42)
45	NET INCOME FOR THE YEAR	470,691	5	787,990	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF QUARTER: 1 YEAR: 2003

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,792,308**	**100**	**4,835,305**	**100**
46	CASH	117,488	2	218,644	5
47	SHORT-TERM INVESTMENTS	6,674,820	98	4,616,661	95
18	**DEFERRED ASSETS (NET)**	**1,187,063**	**100**	**1,278,308**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	906,616	76	576,420	45
49	GOODWILL	280,447	24	701,888	55
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**2,932,250**	**100**	**2,788,386**	**100**
52	FOREING CURRENCY LIABILITIES	332,584	11	66,538	2
53	MEXICAN PESOS LIABILITIES	2,599,666	89	2,721,848	98
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**719,309**	**100**	**1,256,517**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	719,309	100	1,256,517	100
27	**LONG-TERM LIABLITIES**	**3,268,663**	**100**	**2,891,466**	**100**
59	FOREING CURRENCY LIABILITIES	3,268,663	100	2,891,466	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**819,742**	**100**	**911,731**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	819,742	100	911,731	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**571,157**	**100**	**580,648**	**100**
68	RESERVES	190,729	33	179,282	31
69	OTHERS LIABILITIES	380,428	67	401,366	69
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(4,147,242)**	**100**	**(3,407,800)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,147,242)	(100)	(3,407,800)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER:1 YEAR:2003

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	5,981,715	3,915,347
73	PENSIONS FUND AND SENIORITY PREMIUMS	190,729	179,282
74	EXECUTIVES (*)	194	150
75	EMPLOYERS (*)	5,359	5,296
76	WORKERS (*)	8,880	8,885
77	CIRCULATION SHARES (*)	1,425,000,000	1,425,000,000
78	REPURCHASED SHARES (*)	0	0

30/04/2003 12:14

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	4,149,605	100	4,117,981	100
2	COST OF SALES	1,995,632	48	1,922,768	47
3	**GROSS INCOME**	2,153,973	52	2,195,213	53
4	OPERATING	1,159,661	28	1,249,668	30
5	**OPERATING INCOME**	994,312	24	945,545	23
6	TOTAL FINANCING COST	65,295	2	(308,553)	(7)
7	**INCOME AFTER FINANCING COST**	929,017	22	1,254,098	30
8	OTHER FINANCIAL OPERATIONS	54,910	1	6,152	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	874,107	21	1,247,946	30
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	403,416	10	459,956	11
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	470,691	11	787,990	19
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	470,691	11	787,990	19
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	470,691	11	787,990	19
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	470,691	11	787,990	19
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	470,691	11	787,990	19

30/04/2003 12:14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,149,605**	**100**	**4,117,981**	**100**
21	DOMESTIC	3,670,283	88	3,671,456	89
22	FOREIGN	479,322	12	446,525	11
23	TRANSLATED INTO DOLLARS (***)	132,319	3	123,265	3
6	**TOTAL FINANCING COST**	**65,295**	**100**	**(308,553)**	**100**
24	INTEREST PAID	94,639	145	74,223	24
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	64,505	99	65,082	21
27	EXCHANGE PROFITS	(18,391)	(28)	131,955	43
28	GAIN DUE TO MONETARY POSITION	16,770	26	(185,739)	(60)
8	**OTHER FINANCIAL OPERATIONS**	**54,910**	**100**	**6,152**	**100**
29	OTHER NET EXPENSES (INCOME) NET	54,910	100	6,152	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**403,416**	**100**	**459,956**	**100**
32	INCOME TAX	362,958	90	212,063	46
33	DEFERED INCOME TAX	7,630	2	244,806	53
34	WORKERS' PROFIT SHARING	32,828	8	3,087	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

30/04/2003 12:14

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR **2003**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,100,722	4,078,231
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	18,138,070	17,329,867
39	OPERATION INCOME (**)	4,554,793	4,064,421
40	NET INCOME OF MAYORITY INTEREST(**)	1,310,923	2,677,543
41	NET CONSOLIDATED INCOME (**)	1,310,923	2,677,543

30/04/2003 29/01/1999 12:14

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	470,691	787,990
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	214,205	488,452
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	684,896	1,276,442
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	50,678	(24,478)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	735,574	1,251,964
6	CASH FLOW FROM EXTERNAL FINANCING	109,203	(182,929)
7	CASH FLOW FROM INTERNAL FINANCING	0	(592,664)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	109,203	(775,593)
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	(314,445)	(232,035)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	530,332	244,336
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,261,976	4,590,969
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,792,308	4,835,305

30/04/2003 12:14

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**214,205**	**488,452**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	124,462	159,158
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	89,743	329,294
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**50,678**	**(24,478)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	167,679	228,370
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(443,769)	(430,333)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	29,997	(39,013)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	11,615	(437,541)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	285,156	654,039
6	**CASH FLOW FROM EXTERNAL FINANCING**	**109,203**	**(182,929)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	49,283	(84,606)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,665	(6,204)
27	(-) BANK FINANCING AMORTIZATION	58,255	(92,119)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(592,664)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	(592,664)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(314,445)**	**(232,035)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(162,561)	(235,358)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(151,884)	3,323

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	11.34	%	19.14	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.32	%	33.00	%
3	NET INCOME TO TOTAL ASSETS (**)	7.52	%	17.52	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.23	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.56)	%	23.57	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.04	times	1.13	times
7	NET SALES TO FIXED ASSETS (**)	2.51	times	2.43	times
8	INVENTORIES ROTATION (**)	6.98	times	10.38	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	7	days	9	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.91	%	8.95	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	43.54	%	46.92	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.77	times	0.88	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	47.44	%	41.24	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.30	%	40.55	%
15	OPERATING INCOME TO INTEREST PAID	10.51	times	12.74	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.39	times	2.42	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.04	times	2.40	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.62	times	2.03	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.17	times	0.93	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	231.64	%	173.41	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	16.51	%	31.00	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.22	%	(0.59)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	7.77	times	16.87	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	23.59	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	76.41	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	51.70	%	101.43	

30/04/2003 12:15

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.92		$	1.88	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$		
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$		
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.00		$		
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
8	CARRYING VALUE PER SHARE	$	6.91		$	5.69	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.42	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares			shares
11	MARKET PRICE TO CARRYING VALUE		3.07	times		3.78	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		23.04	times		17.71	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times			times

30/04/2003 12:15

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORTER

COCA-COLA FEMSA Announces 5.2% Operating Profit Growth
for the first quarter of 2003

FIRST-QUARTER 2003

Consolidated unit case volume increased by 6.8% as a result of the 6.6% and 7.6% volume growth in the Mexican and Argentine operations, respectively.

Consolidated operating income increased by 5.2% to Ps. 994.3 million, reaching a consolidated operating margin of 24.0%, an increase of 1.0 percentage point as compared to the first quarter of 2002.

Mexico City (April 30, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("Coca-Cola FEMSA" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the first quarter of 2003.

"Our first quarter results reflect the ability of our Company to take advantage of our brands and resources to leverage on our industry knowledge and market expertise to implement price, packaging and product strategies per distribution channel to preserve and create value for our organization." stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During the first quarter of 2003, our consolidated volume totaled 150.2 million unit cases ("MUC"), a 6.8% improvement over the same period in 2002. Strong volume growth in Mexico and Argentina supported these results.

Consolidated operating income increased by 5.2% during the same period, driven by a 3.2% and 58.5% operating income growth in our Mexican and Argentina territories, respectively. Higher volume growth and lower operating expenses in Mexico and Argentina, compensated for higher costs of packaging in both territories and the impact of the devaluation of the Mexican peso year over year.

The integral cost of financing shifted from a gain of Ps. 308.6 million during the first quarter of 2002 to a loss of Ps. 65.3 million in the first quarter of 2003 due primarily to the combined effect of:

(i) the negative impact of the depreciation of the Mexican peso on our U.S. dollar denominated interest expenses;
(ii) an extraordinary gain recorded in KOFBA, generated by the devaluation of the Argentine Peso versus the U.S. dollar during the first quarter of 2002 applied to cash balances held in U.S. dollars; and
(iii) the decision of the Company to discontinue using the investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition during the third quarter of 2002

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes increased from 36.9% in the first quarter of 2002 to 46.2%

in the same period of 2003, due to non-recurring non-deductible expenses recorded during this period. Despite the increase on the marginal rate, the income tax, tax on assets and employee profit sharing decreased by 12.3% in the first quarter of 2003 as compared to the first quarter of 2002.

As a result of all of the above, consolidated net income declined by 40.3%, to Ps. 470.7 million in the first quarter of 2003, resulting in earnings per share ("EPS") of Ps. 0.330 (U.S.$0.306 per ADR).

BALANCE SHEET

On March 31, 2003, Coca-Cola FEMSA recorded a cash balance of Ps. 6,792 million (U.S.$629.2 million) and total bank debt of Ps. 3,269 million (U.S.$302.8 million). As compared to December 31, 2002, this represents a Ps. 530 million (U.S.$49.1 million) increase in cash and cash equivalents.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps. 3,653.7 million for the first quarter of 2003, remaining almost flat as compared with the same period last year. First-quarter 2003 sales volume reached 118.6 MUC, an increase of 6.6% over first-quarter 2002. Excluding incremental volumes from our 5 lt. presentation of still water brand Ciel, the rest of the products reached sale volumes of 115.6 MUC, a 3.9% improvement over the first quarter of 2002.

The following chart sets forth sales volume and average unit price per case for the first quarter of 2003, as well as percentage growth over the same period in 2002 in our Mexican territories.

	Excluding 5 lt. Ciel		Including 5 lt. Ciel	
	Total	% Growth	Total	% Growth
Sales Volume (MUC)	115.6	3.9	118.6	6.6
Avg. Unit Price	Ps. 31.3	(4.6)	Ps. 30.8	(6.2)

The 6.6% sales volume growth during the first quarter of 2003 in the Mexican territories was mainly the result of (i) the solid performance of our flavor brands including Fanta, Lift and Mundet, and (ii) the 8.4 MUC sales volume reached by Ciel still and mineral water, almost doubling the sales volume as compared to first quarter of 2002.

Gross Profit

Gross profit decreased by 2.1% for the first-quarter 2003. Consolidated cost of sales, as a percentage of total sales, increased by 1.2 percentage points during the first quarter of 2003, as a result of higher costs of packaging and the devaluation of the Mexican peso year over year.

Income from Operations

As a percentage of total sales, selling and administrative expenses decreased for the first quarter of 2003 by 2.0 percentage points, as compared to 2002. This was a result of (i) lower breakage of bottles due to the replacement of the 2.0 lt. PET returnable packaging with the introduction of the 2.5 lt. PET returnable presentation for the Coca-Cola brand, (ii) lower marketing expenses and (iii) lower administrative expenses, as compared to the first quarter of 2002. As a result, operating profit increased by 3.2% during first quarter of 2003, reaching an operating margin of 26.2%, an expansion of 0.8 percentage points as compared to the same period of 2002.

ARGENTINE OPERATING RESULTS

Revenues

Our successful execution strategies in Argentina continue to achieve positive results. In the first quarter of 2003, total sales volume in our Buenos Aires territory increased by 7.6% as compared to the same period of 2002, which offset the 2.6% decrease in the average real price per unit case in Argentine pesos. As a result, total revenues grew by 7.3% during the first quarter of 2003.

Our core brands (Coca-Cola, Sprite and Fanta) in returnable packaging presentations are recapturing the preference of our Argentine consumers, accounting for almost all the incremental volume sales during the quarter. During the first quarter of 2003, returnable presentations, which are more profitable than the value-protection brands, represented 23% of our total volume sales, compared to 3% during the first quarter of 2002.

Gross Profit

Gross profit as a percentage of sales decreased from 36.9% in the first quarter of 2002 to 34.8% in 2003, this reduction was mainly due to higher sweetener and packaging costs, which were partially offset by our shift to returnable glass presentations.

Income from Operations

In Argentina, operating expenses decreased by 5.6% for the first quarter of 2003 as compared to the same period of 2002, as a result of lower marketing expenses and lower salary expenses.

The successful performance of our returnable presentations combined with a strong focus on channel segmentation and a tight cost control strategy helped us achieve an operating profit of A$10.3 million for the first quarter of 2003, an increase of 58.5% versus the same period last year.

RECENT DEVELOPMENTS

- On April 28, 2003, the stockholders of Panamerican Beverages, Inc. ("Panamco") approved the acquisition of Panamco by Coca-Cola FEMSA in a special meeting that took place in Miami, Florida. The proposed acquisition was approved by all classes of Panamco stock as required by the merger agreement with Coca-Cola FEMSA. The merger remains subject to the satisfaction or waiver of other conditions, including the disbursement of acquisition funding by the lenders to Coca-Cola FEMSA. Assuming all remaining conditions are satisfied, the acquisition is expected to close on May 6, 2003.

- On April 25, 2003 the Company raised Ps. 4.25 thousand million, equivalent to approximately US$400 million, through three bonds offerings of "Certificados Bursátiles" (Mexican peso denominated-bonds) in the Mexican debt capital markets, in what is considered one of the most successful debt offerings completed in Mexican history. Fitch and S&P rated the bond offerings with local currency credit ratings of AAA/AA+, respectively. The following table provides the characteristics of each one of the issues:

Main Terms 4yrs TIIE Based Note 5 yrs CETES Based Note 7 yrs Fixed Rate Notes
Amount Ps. 2,000 MM Ps. 1,250 MM Ps.1,000 MM
Tenor/Amortization 4 year bullet 5 year bullet 7 year bullet
Rate 28-day TIIE + 55 bps 182 day CETE + 120 bps 10.4% Fixed

The proceeds from the offerings will be used as part of the debt pre-funding needed for the acquisition of Panamco.

- In line with our efforts to evaluate and test different strategies on how to foster per-capita consumption for carbonated soft-drinks in the Valley of Mexico, we launched a 2.5 lt. PET non-returnable packaging presentation for the Coca-Cola brand during the month of March of 2003.

- At the beginning of the year we successfully launched in Argentina, Fanta Light in 500 ml PET and 1.5 lt. PET non-returnable presentations. This new product generated almost 10% of the incremental volumes of the quarter in Buenos Aires, driving volume growth in the premium category.

- Due to the success of our strategy of returnable packaging presentations in Argentina, we launched a 2.0 lt. PET returnable presentation for brand Coca-Cola at the end of February of 2003 to increase further our presence in the family size presentations and to increase per-capita consumption by providing a more compelling value proposition to our clients and customers in Buenos Aires.

CONFERENCE CALL INFORMATION

Our First-Quarter 2003 Conference Call will be held on: Wednesday, April 30, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-599-9816 and International: 617-847-8705.

If you are unable to participate live, an instant replay of the conference call will be available through May 14, 2003. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International: 617-801-6888, Passcode: 833855.

v v v
Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and

other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.2% of Coca-Cola global sales, 23.8% of all Coca-Cola sales in Mexico and approximately 36.8% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

v v v

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2003. For comparison purposes, 2002 and 2003 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the March 31, 2003 exchange rate of Ps. 3.622 per A$1.00. In addition, all comparisons in this report for the first quarter of 2003, which ended on March 31, 2003, in this report are made against the figures for the comparable period in 2002, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA´s control that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amo amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Significant Accounting Policies

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.
The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.
The significant accounting policies are as follows:
Recognition of the Effects of Inflation .
The recognition of the effects of inflation in the financial information consists of:
· Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
· Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").
· Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon NCPI factors.
· Including in the cost of financing the purchasing power gain or loss from holding monetary items.
The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest period-end exchange rate of the country in which the foreign subsidiary is located.
The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.
Financial information for the Mexican subsidiaries for prior periods was restated using NCPI factors. Financial information for foreign subsidiaries

and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the period-end exchange rate of the Mexican peso.
Accordingly, the amounts are comparable with each other and with the preceding periods since all are expressed in the purchasing power of the respective currencies as of the end of the latest periods presented.
Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks and brokerage houses valued at quoted market prices.
Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale.
Advances to Suppliers:

The balances are adjusted by applying NCPI inflation factors, considering their average age, and are included in the inventory account.

Prepaid Expenses:

These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and applied in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

Property, Plant and Equipment:

These assets are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases, are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then

translated at the period-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

The annual average depreciation rates of property, plant and equipment are as follows:

2002
Building and construction 2.4
Machinery and equipment 4.8
Distribution equipment 6.7
Other equipment 14.2

Bottles and Cases:

Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

Investments in Shares:

The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method.

Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

Deferred Charges:

Represent payments whose benefits will be received in future year. These consist principally of:

· Investment in refrigerators, which are placed in the market in order to showcase and promote the Company's products. These are depreciated over their estimated useful life of three years.

· Agreements with customers for the right to sell and promote the Company's

products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is between three and four years.

· Leasehold improvements, which are restated by applying NCPI factors, considering their average age, are amortized using the straight-line method over the term in which the benefits are expected to be received.

Goodwill:

Represents the difference between the price paid over the book value of the shares and / or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a year of no more than 20 years. Goodwill is recorded in the currency used to make the investment and it is restated by applying the inflation rate of the country of origin and if so, using the period-end exchange rate.

Payments from The Coca-Cola Company:

The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses.

In addition, The Coca-Cola Company made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. Deferred Chargers" net of participation of the Coca-Cola Company.

Labor Liabilities:

Labor liabilities include obligations for the pension and retirement plan, and seniority premium, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary, and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the period is charged to expense in the income statement.

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net.

Revenues Recognition:

Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

Income Tax, Tax on Assets and Employee Profit Sharing:

Beginning in 2000 the Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4. "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the period and the bases for employee profit sharing, that are expected to generate a benefit or liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Likewise, it is classified as long-term liability, regardless certain temporary differences are expected to reverse in the short-term.

The deferred tax provision for the period to be included in the results of operations is determined by comparing the deferred tax balance at end of the period to the balance at the beginning of the period, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings and minority interest.

Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a

consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is the 60% of the stockholders' participation.

Integral Cost of Financing:

The integral cost of financing includes:

Interest:

Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:

Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the period-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries.

Gain (Loss) on Monetary Position:

This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies. The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the period-end exchange rate.

Financial Instruments:

The Company contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2001, the Company recorded in the result of the period the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract. Beginning in January 2001, Bulletin C-2 "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability. Additionally, the financial instruments entered into for purposes other than hedging the operations of the Company should be

valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the period. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principles.

Cumulative Result of Holding Non-monetary Assets:

This represents the sum of the differences between book values and restatement values, as determined by applying NCPI factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

Comprehensive Income:

Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF QUARTER: 1 YEAR: 2003
COCA-COLA FEMSA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
2	PROPIMEX S.A. DE C.V.	BOTTLING AND DISTRIBUTION	62,469,249	99.99	383,414	918,982
3	ADMINISTRACION Y ASESORIA INTEGRAL S.A.DE C.V.	ADMINISTRATIVE SERVICES	55,847	99.99	77,761	7,291
4	INMUEBLES DEL GOLFO S.A. DE C.V.	BOTTLING AND DISTRIBUTION	5,570,863	99.99	398,793	685,662
5	REFRESCOS Y AGUAS MINERALES S.A. DE C.V.	ADMINISTRATIVE SERVICES	8,734,500	99.99	7,268	83,493
6	COCA-COLA FEMSA DE BUENOS AIRES S.A. DE C.V.	BOTTLING AND DISTRIBUTION	52,694,342	100.00	355,892	2,122,334
7	ELIMINACION DE ACCIONES		1	0.00	(1,203,128)	(3,817,762)
TOTAL INVESTMENT IN SUBSIDIARIES					**20,000**	**0**
ASSOCIATEDS						
1	INDUSTRIA EMBASADORA DE QUERETARO S.A. DE C.V.	BOTTLING	98,232	19.60	11,082	67,643
2	CICAN	BOTTLING	9,620	48.10	36,154	51,168
3	OTRAS		1	0.00	1,695	2,102
			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**48,931**	**120,913**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**120,913**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,238,932	169,512	1,069,420	1,288,518	298,464	2,059,474
MACHINERY	2,855,351	794,067	2,061,284	1,948,300	812,658	3,196,926
TRANSPORT EQUIPMENT	659,752	263,445	396,307	657,926	464,292	589,941
OFFICE EQUIPMENT	50,589	19,850	30,739	31,342	18,322	43,759
COMPUTER EQUIPMENT	273,815	190,964	82,851	141,828	114,110	110,569
OTHER	46,221	39,168	7,053	84,876	72,392	19,537
DEPRECIABLES TOTAL	**5,124,660**	**1,477,006**	**3,647,654**	**4,152,790**	**1,780,238**	**6,020,206**
NOT DEPRECIATION ASSETS						
GROUNDS	290,344	0	290,344	502,000	0	792,344
CONSTRUCTIONS IN PROCESS	394,190	0	394,190	8,262	0	402,452
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**684,534**	**0**	**684,534**	**510,262**	**0**	**1,194,796**
TOTAL	**5,809,194**	**1,477,006**	**4,332,188**	**4,663,052**	**1,780,238**	**7,215,002**

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SINDICATED/VARIOUS	16/08/2004	9.40	0	0	0	0	0	0	0	0	0	0	1,079,500	0	0	0
SINDICATED/VARIOUS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	2,159,000	0	0
RABOBANK/VARIOUS B.A	24/09/2004		0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANQUE PARIBAS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOUS			0	0	0	0	0	0	0	0	1,160	99,456	1,160	0	0	0
GE CAPITAL LEASING, S.A. DE	02/01/2008	9.44	0	0	0	0	0	0	0	0	5,454	1,818	12,728	7,274	7,184	1,817
COMERICA BANK	03/01/2003		0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**6,614**	**101,274**	**1,093,388**	**2,166,274**	**7,184**	**1,817**

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CONCENTRATE			435,711	0	0	0	0	0	0	0	0	22,760	0	0	0	0
SUGAR			177,454	0	0	0	0	0	0	0	0	0	0	0	0	0
FRUCTOSE			0	0	0	0	0	0	0	0	0	13,746	0	0	0	0
BOTTLE			65,949	0	0	0	0	0	0	0	0	2,823	0	0	0	0
PETALOIDE			398,127	0	0	0	0	0	0	0	0	25,421	0	0	0	0
PACKAGE MATERIAL			19,905	0	0	0	0	0	0	0	0	5,685	0	0	0	0
LABEL			7,273	0	0	0	0	0	0	0	0	2,395	0	0	0	0
MECHANICAL PARTS			52,378	0	0	0	0	0	0	0	0	9,487	0	0	0	0
OTHERS			363,536	0	0	0	0	0	0	0	0	39,997	0	0	0	0
TOTAL SUPPLIERS			**1,520,333**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**122,334**	**0**	**0**	**0**	**0**

12:16 30/04/2003

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOUS			616,947	0	0	0	0	0	0	0	0	102,362	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**616,947**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**102,362**	**0**	**0**	**0**	**0**
			2,137,280	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**6,614**	**325,970**	**1,093,388**	**2,166,274**	**7,184**	**1,817**

NOTES

THE FOREIGN LIABILITIES ARE CONTRATED IN US DOLLARS, THE EXCHANGE RATE IS 10.795 PESOS PER US DOLLAR.

12:16 30/04/2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF　　　QUARTER: 1　　　YEAR: 2003

COCA-COLA FEMSA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	1,164	12,565	0	0	12,565
TOTAL	**1,164**	**12,565**			**12,565**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	7,443	80,348	0	0	80,348
TOTAL	**7,443**	**80,348**			**80,348**
NET BALANCE	**(6,279)**	**(67,783)**			**(67,783)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**522,835**	**5,644,001**	**129,893**	**1,402,204**	**7,046,205**
LIABILITIES POSITION	**312,788**	**3,376,551**	**36,291**	**391,755**	**3,768,306**
SHORT TERM LIABILITIES POSITION	9,994	107,889	20,815	224,695	332,584
LONG TERM LIABILITIES POSITION	302,794	3,268,662	15,476	167,060	3,435,722
NET BALANCE	**210,047**	**2,267,450**	**93,602**	**1,010,449**	**3,277,899**

NOTES

THE EXCHANGE RATE IS 10.795 MEXICAN PESOS PER US DOLLAR.

30/04/2003　　12:16

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	7,122,206	5,600,555	(1,521,651)	0.40	(6,152)
FEBRUARY	7,108,224	5,880,938	(1,227,286)	0.28	(3,409)
MARCH	7,150,653	5,662,613	(1,488,040)	0.62	(9,374)
ACTUALIZATION:	0	0	0	0.00	(78)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	2,243
OTHER	0	0	0	0.00	0
TOTAL					(16,770)

30/04/2003 12:16

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
COCA-COLA FEMSA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CEDRO	BOTTLING AND PRODUCTION	88,774	58
CUAUTITLAN	BOTTLING AND PRODUCTION	197,388	75
REYES	BOTTLING AND PRODUCTION	116,210	48
TOLUCA	BOTTLING AND PRODUCTION	209,590	64
IXTACOMITAN	BOTTLING AND PRODUCTION	83,055	77
OAXACA	BOTTLING AND PRODUCTION	15,835	72
JUCHITAN	BOTTLING AND PRODUCTION	19,012	62
SAN CRISTOBAL	BOTTLING AND PRODUCTION	32,771	59
ALCORTA(BUENOS AIRES,ARG.)	BOTTLING AND PRODUCTION	206,740	57

30/04/2003 12:16

NOTES

JUCHITAN´S PLANT WAS IN MAINTENING FROM FEBRUARY 24TH TO MARCH 17TH.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SUGAR	PROMESA				
CONCENTRATE	COCA-COLA DE MEXICO				
CONCENTRATE	COCA-COLA DE ARGENT				
PACKING MATERIAL	FEMSA EMPAQUES				

NOTES

24/04/2002 20:42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SOFT-DRINK	151,284	1,995,632	118,612	3,670,283		SPRITE,SPRITE LIGHT DELAWARE PUNCH, CIEL MINERALIZADA, COCA-COLA, FANTA COCA-COLA LIGHT, SENZAO, BEAT,KIN POWERADE, CIEL NESTEA, SIDRAL MICKEY AVENTURAS	FINAL CONSUMER
TOTAL		1,995,632		3,670,283			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
			31,594	479,322		SPRITE,SPRITE LIGHT QUATRO, TAI, KIN, SCHWEPPES, HI-C, COCA-COLA, FANTA COCA-COLA LIGHT, BLACK FIRE	FINAL CONSUMER -
TOTAL				479,322			

NOTES

THE VOLUME IS EXPRESED IN THOUSAND OF UNIT CASES (24 BOTTLES OF 8 OZ).

THE MARKET SHARE IS NOT AVAILABLE.

THE FOREIGN SALES ARE FROM OUR SUBSIDIARY IN BUENOS AIRES, ARGENTINA.

30/04/2003 12:16

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002	2,908,038,369
Number of shares Outstanding at the Date of the NFEA: (Units)	1,425,000,000

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2003

FISCAL EARNINGS	1,051,417,506
- DETERMINED INCOME	357,481,952
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	27,791,042
- DETERMINED RFE	0
- NON DEDUCTABLES	11,039,444
NFE OF PERIOD :	655,105,068

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003	3,601,238,740
Number of shares Outstanding at the Date of the NFEA: (Units)	1,425,000,000

STOCK EXCHANGE COI KOF
RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

QUARTER: 3 YEAR: **1999**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2002**	2,974,657,552
Number of shares Outstanding at the Date of the NFEA : (Units)	1,425,000

1/01/1999 12:17

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI KOF QUARTER: 1 YEAR: 2003

RAZON SOCIAL: COCA-COLA FEMSA, S.A. DE C.V.

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 4,847,626,033

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 14,250,000,000

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2003 — 4,911,129,934

Number of shares Outstanding at the Date of the NFEAR (Units) — 1,425,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 1,425,000,000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 30/04/200: 12:17

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: COCA-COLA FEMSA, S.A. DE C.V.
DO MICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 50815100
FAX: 52923473 **AUTOMATICO:** X
E-MAIL: www.cocacola-femsa.com.mx
DIRECCION DE INTERNETwww.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: CCF9305145C9
DOMICILIO GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: (55)50815100
FAX: (55)52923473

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MONTERREY, NL
TELEFONO: (81)8328-60-28
FAX: (81)8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. CARLOS SALAZAR LOMELIN
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600
COLONIA: CENTRO CIUDAD SANTA FE
C. POSTAL: 01210

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 30/04/200: 12:17

CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	rgarcia@kof.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 30/04/200: 12:17

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NUEVO LEON, NL
TELEFONO:	(81)83-28-61-80
FAX:	(81)83-28-61-81
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MONTERREY N.L, NL
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99
E-MAIL:	dagon@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-20
FAX:	(55)52-92-34-74
E-MAIL:	afernandeze@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	rgarcia@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE

CLAVE DE COTIZACION: KOF | FECHA: 30/04/200: 12:17

C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	rgarcia@kof.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: May 05, 2003

By: 

Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer